FEDERAL AND PROVINCIAL ENVIRONMENTAL MINISTERS ANNOUNCE FINAL DECISION ON
NORTHGATE’S KEMESS NORTH PROJECT

VANCOUVER, March 7, 2008 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) confirmed today that the Federal and Provincial Ministries of Environment have announced their decision to accept the recommendation report from the Joint Federal/Provincial Review Panel for the Kemess North project, in which the Panel recommended that the project not be allowed to proceed in its present form. The Ministers’ decision will have no effect on Northgate’s financial performance in 2008 as the company wrote off the full carrying value of its investment in the Kemess North project in the third quarter of 2007 after the Panel submitted its recommendation report on September 17, 2007.

Details of the final decision on the Kemess North project can be found on the following websites, including the Environmental Ministers’ news release issued on March 7, 2008.

» Canadian Environmental Assessment Agency: www.ceaa-acee.gc.ca/050/viewer_e.cfm?cear_id=3394
» BC Environmental Assessment Office: www.eao.gov.bc.ca/epic/output/html/deploy/epic_project_home_226.html

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NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting steady production growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates, impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, and success of exploration activities and permitting time lines; In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate’s Annual Information Form for the year ended December 31, 2006 or under the heading "Risks and Uncertainties" in Northgate’s 2006 annual report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

For further information, please contact:

Ms. Keren R. Yun
Investor Relations
Tel: 416-216-2781 Email: ngx@northgateminerals.com Website: www.northgateminerals.com